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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gilat Satellite Networks Ltd

(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share

(Title of Class of Securities)

M51474-10-0

(CUSIP Number)

CAROL SHAKED from ISRAEL DISCOUNT BANK LTD. Yehuda Halevi Str. Tel-Aviv Israel TL.972-3-5146569

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13 , 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..M51474-10-0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ISRAEL DISCOUNT BANK LTD. 13-1953609
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) : WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization : ISRAEL
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 1,962,518
	8	Shared Voting Power
	9	Sole Dispositive Power : 1,962,518
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,962,518 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) : 8.83%

14.	Item 1. .Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated November 30, 2003 filed by the undersigned, relating to the ordinary shares, par value NIS 0.20 per share (“Ordinary Shares”), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the “Company” or “Gilat”), the principal executive offices of which are located at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

This Amendment No. 3 is being filed by the undersigned to report the aggregate sale of 381,589 Ordinary Shares by the undersigned.

Item 2. Identity and Background

(a)	This statement is filed by Israel Discount Bank Limited (“IDBL”). As of February 12, 2004 the State of Israel owns 57.09% of the equity and voting rights of IDBL, Bank Leumi (Through its provident Funds and Mutual Funds) holds 5.23% of the equity and voting rights, Bank Hapoalim (Through its provident Funds and Mutual Funds) holds 6.44% of the equity and voting rights And the remaining shares (31.24%) are held by the public and traded on the Tel-Aviv Stock Exchange

(b)	The address of the principal office of IDBL is 27 Yehuda Halevi Street. Tel-Aviv 65136, Israel

(c)	IDBL is a commercial bank.

The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of the reporting person is set forth on Schedule A hereof and incorporated herein by reference.

(d)	Neither IDBL nor, to the best of IDBL’s knowledge, no executive officer or director serving today has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	To the best of IDBL’s knowledge, neither IDBL nor any of its executive officers or directors has, during the last five years, been party to a civil proceeding of a judical or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	IDBL is organized in Israel.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Sale of assets

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the Amendment No. 3, IDBL holds 1,962,518 ordinary shares, representing approximately 8.83% of the Ordinary Shares outstanding.

(b)	IDBL has the power to vote and dispose of all ordinary shares held .

(c)	This Amendment No. 3 is being filed by the undersigned to report the aggregate sale of 381,589 Ordinary Shares by the undersigned.

(d)	To the best of IDBL’s knowledge no person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the ordinary shares.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3)the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 16 2004

Signature
David Peleg
Vice President

Name/Title:
Carol Shaked
Business Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Name	Citizen- ship	Business Address	Occupation

Arie Mientkavich	Israel	Yehuda Halevi 27	Chairman of the Board of IDBL
Tel-Aviv, Israel
Prof. Zvi Adar	Israel	Tel-Aviv University	Member, Faculty of Management, Tel
		Recanati Building	Aviv University
Tel-Aviv, Israel
Gad Arbel	Israel	Hashalom Street 96	Economic Financial Adviser
Mevasseret Zion, Israel
Nissim Baruch	Israel	Dubnov Street 13	Economic Consultant
Jerusalem, Israel
Ittamar Givton	Israel	Dereh Menahem Begin 74	Managing Director, Automotive
		Tel- Aviv, Israel	Equipment Group
Elie Goldschmidt	Israel	Rotchild Boulevard 73	Manager and Communications
Tel -Aviv, Israel
Willi Itzhaki	Israel	Dizengoff Street 158	Attorney
Tel-Aviv, Israel
Yaacov Lifshitz	Israel	Hamery Street 49	Economist
Givatayim, Israel
Yehuda Milo	Israel	Yanush Korcak Street 17	Economic Consultant
Raanana, Israel
Dr. Arie Ovadia	Israel	Ravotzki Street 35	Economic Consultant and University
		Raanana, Israel	Lecturer
Tsippi Samet	Israel	Hatavor Street 13/6	General Manager
Mevasseret Zion, Israel
David Schlachet	Israel	Einstein street 40	Managing Partner, BIOCOM
		Tel -Aviv, Israel	(Management) Ltd.
Tida Shamir	Israel	Hayezira street 3A	Attorney
Ramat Gan, Israel
Joseph Singer	Israel	Hayezira Street 3	Managing Director, Singer & Even Ltd.
Ramat Gan, Israel
Noga Yatziv	Israel	Arania 23	Secretary, Israel Corporation Ltd.
Tel-Aviv, Israel

Name	Citizen- ship	Business Address	Occupation

Giora Offer	Israel	Yehuda Halevi 27	President & Chief Executive
		Tel-Aviv, Israel	Officer of IDBL
Dr. Amnon Goldschmidt	Israel	Yehuda Halevi 27	Senior Executive
		Tel-Aviv, Israel	Vice President of IDBL
Reuven Spiegel	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel
Ronit Abramson Rokach	Israel	Yehuda Halevi 17	Executive Vice President of IDBL
Tel-Aviv, Israel
Nissim Alagem	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel
Linda Ben Shoshan	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel
Joseph Beressi	Israel	Herzl 160	Executive Vice President & Chief
		Tel-Aviv, Israel	Accountant of IDBL
Israel David	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel

Name	Citizen- ship	Business Address	Occupation

Noam Hanegbi	Israel	Herzl 160	Executive Vice President of IDBL
Tel-Aviv, Israel
Rony Hizkiaho	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel
Eli Hoter	Israel	Yehuda Halevi 27	Executive Vice President of IDBL
Tel-Aviv, Israel

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